Exhibit 12

Six Flags, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2005		2006		2007		2008		2009
Earnings:
Loss from continuing operations	$(70,354)		$(171,606)		$(201,685)		$(63,398)		$(205,922)
Income tax expense	3,705		4,318		6,203		116,630		2,902
Interest expense	191,132		208,679		207,335		185,370		106,313
Net (gain) loss on debt extinguishment	19,303		—		8,870		(107,743)		—
1/3 of rental expense	2,420		3,302		3,489		3,608		3,542
Adjusted earnings	$146,206		$44,693		$24,212		$134,467		$(93,165)
Fixed Charges:
Interest expense	$191,132		$208,679		$207,335		$185,370		$106,313
1/3 of rental expense	2,420		3,302		3,489		3,608		3,542
Total fixed charges	$193,552		$211,981		$210,824		$188,978		$109,855
Ratio of earnings to fixed charge	0.8	x	0.2	x	0.1	x	0.7	x	N/A
Deficiency	$47,346		$167,288		$186,612		$54,511		$203,020